3/11/03

03014525

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION MAR - 3 2003 WASH., D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitystation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 W. Commercial Blvd., Suite 3500
(No. and Street)

Fort Lauderdale	FL	33309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore D. Lanzaro, CPA 561-997-7242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shavell & Company, P.A.
(Name – *if individual, state last, first, middle name*)

7700 Congress Ave., Suite 3105	Boca Raton,	FL	33487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Marcos Konig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitystation, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL NOTARY SEAL
KATHRYN SEALEY
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC983740
MY COMMISSION EXP. DEC. 13,2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x(o) Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EquityStation, Inc.

Financial Statements

December 31, 2002

EQUITYSTATION, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
EquityStation, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

SHAVELL & COMPANY, P.A.

Shavell & Company, P.A.

Boca Raton, Florida
February 12, 2003

EQUITYSTATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	17,592
Receivable from broker-dealers and clearing organizations		446,574
Due from Related Party		14,294
Deposit and Other		2,684
	$	481,144

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	8,575
Accrued Expenses		26,300
Payable to broker-dealers and clearing organizations		259,688
	$	294,563
Commitments		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 10,000,000 Shares; Issued 1000 Shares		10
Additional Paid-in Capital		861,490
Accumulated Deficit		(674,919)
		186,581
	$	481,144

EQUITYSTATION, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2002

REVENUE		
Commission Income	$	673,673
Interest Income		55,533
Other Income		28,920
		758,126
EXPENSES		
Employee Compensation and Benefits		752,987
Clearance Fees		216,970
Communications and Data Processing		9,071
Interest		26,866
Occupancy		24,000
Other Expenses		123,675
		1,153,569
Net Loss	$	(395,443)

The Accompanying Notes are an Integral Part of These Financial Statements

EQUITYSTATION, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ 10	$ 414,990	$ (279,476)	$ 135,524
Net Loss			(395,443)	(395,443)
Contributions		446,500		446,500
Balance, December 31, 2002	$ 10	$ 861,490	$ (674,919)	$ 186,581

The Accompanying Notes are an Integral Part of These Financial Statements

EQUITYSTATION, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(395,443)
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities:		
Change in Assets and Liabilities:		
(Increase) In:		
Receivable from broker-dealers and clearing organizations		(197,635)
Increase In:		
Accounts Payable		4,820
Accrued Expenses		5,616
Payable from broker-dealers and clearing organizations		152,538
Net Cash Used In Operating Activities		(430,104)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in Deposits and Other		(559)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from Related Party		(21,998)
Repayments to Related Party		7,704
Capital Contributed by Shareholder		446,500
Net Cash Provided By Financing Activities		432,206
Increase in Cash		1,543
Cash:		
Beginning		16,049
Ending	$	17,592
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	26,866

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

EquityStation, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated July 22, 1999.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Spear, Leeds & Kellogg L.P. Although the company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $45,610 for the year ended December 31, 2002.

Income Taxes

The Company files federal and state corporate income tax returns. The Company has not accrued any federal and state income tax liability for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of brokers receivable of $446,574 and brokers payable of $259,688.

The Company clears all of its commissioned transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to the broker-dealers are normally collateralized by amount receivable and by deposits held by the clearing organization.

NOTE 3: RELATED PARTY TRANSACTIONS

As of December 31, 2002, the Company was due non-interest bearing advances made to a related entity of $14,294. In addition, the Company received a management fee from the same related entity of $20,000 for use of its personnel and infrastructure.

The Company also paid an entity owned by a shareholder of its parent company consulting fees of $27,600.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $169,603 which was $69,603 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.73 to 1.

NOTE 5: INCOME TAXES

The Company has available at December 31, 2002, $671,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2020 to 2022. Based upon these carryforwards, there is no current income tax liability at December 31, 2002.

The deferred portion of the income tax benefit included in the statement of operations net of a valuation allowance is $0 at December 31, 2002.

NOTE 6: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, Spear, Leeds & Kellogg L.P. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
EquityStation, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying financial statements of EquityStation, Inc. as of December 31, 2002 and for the year then ended, and have issued our report thereon dated February 12, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SHAVELL & COMPANY, P.A.

Shavell & Company, P.A.

Boca Raton, Florida
February 12, 2003

EQUITYSTATION, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	186,581
Deductions:		
Total Nonallowable Assets		16,978
Net Capital	$	169,603
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	8,575
Accrued Expenses		26,300
Brokers Payable		259,688
Aggregate Indebtedness	$	294,563
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital at 1500%	$	69,603
Excess Net Capital at 1000%	$	140,147
Ratio of Aggregate Indebtedness to Net Capital	$	1.73 to 1

EQUITYSTATION, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	169,603
Net Capital Per Audited Financial Statement	$	169,603

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2002 to December 31, 2002, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants
7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

To the Stockholder
EquityStation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EquityStation, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shavell & Company, P.A.

Boca Raton, Florida
February 12, 2003